UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 5, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Announcement Regarding Offer Price of Secondary Offering

With Respect to Repayment of Preferred Shares (Public Funds), Etc.

and Amount to be Paid, Etc. With Respect to Disposal of Treasury Stock

Tokyo, June 5, 2006—Mitsubishi UFJ Financial Group, Inc. (President & CEO; Nobuo Kuroyanagi) (the “Company”) hereby announces as follows regarding the offer price, of the secondary offering with respect to the repayment of the preferred shares (public funds), etc. notified on May 22, 2006. The Company also announces that, at a meeting of the Board of Directors held today, the Company passed a resolution regarding the amount to be paid, etc. with respect to the disposal of treasury stock notified on May 22, 2006 as follows. Upon the completion of the secondary offering described in the following Section 1, the repayment of all the public funds, which were injected into the Company, will be completed.

PARTICULARS

1.	Secondary Offering of Shares (offering by way of underwriting)

(1)	Offer Price	1,509,200 yen per share
(2)	Aggregate Offer Price	418,418,154,000 yen
(3)	Subscription Period	From Tuesday, June 6, 2006 to Thursday, June 8, 2006
(4)	Delivery Date	Friday, June 9, 2006

2.	Secondary Offering of Shares (offering by way of over-allotment)

(1)	Number of Shares to be Offered	41,000 shares of common stock of the Company
(2)	Offer Price	1,509,200 yen per share
(3)	Aggregate Offer Price	61,877,200,000 yen
(4)	Subscription Period	From Tuesday, June 6, 2006 to Thursday, June 8, 2006
(5)	Delivery Date	Friday, June 9, 2006

3.	Disposal of Treasury Stock

(1)	Amount to be Paid	1,495,617 yen per share
(2)	Aggregate Amount to be Paid	61,320,297,000 yen
(3)	Subscription Period (Subscription Date)	Monday, July 10, 2006
(4)	Payment Date	Tuesday, July 11, 2006
(5)	Delivery Date	Wednesday, July 12, 2006

(Note)	The amount to be paid shall be the offer price of the secondary offering by way of underwriting, deducting the underwriting fees of 13,583 yen per share.

*        *        *

Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

Tel: 81-3-3240-7651

Note: The purpose of this press release is to make a general public statement of the secondary offering of the shares of common stock of the Company, the disposal of treasury stock and certain other matters. It has not been prepared for the purpose of soliciting investments in such common stock. Such common stock will not be and has not been registered under the United States Securities Act of 1933, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

[For Reference]

1.	Calculation of Offer Price

Calculation Reference Date and Calculation Reference Price	Monday, June 5, 2006 and 1,540,000 yen
Discount Rate	2.00%

2.	Syndicate Cover Transaction Period

From Friday, June 9, 2006 to Tuesday, July 4, 2006

3.	Use of Proceeds Raised by Disposal of Treasury Stock

Proceeds raised by the disposal of treasury stock (up to a total of 61,319,597,000 yen by estimate) will be used for the operating capital of the Company.

4.	Sales in Overseas Markets

41,372 shares out of the number of shares to be offered in the secondary offering by way of underwriting and over-allotment may be sold to overseas investors in overseas markets, excluding the United States and Canada.

Note: The purpose of this press release is to make a general public statement of the secondary offering of the shares of common stock of the Company, the disposal of treasury stock and certain other matters. It has not been prepared for the purpose of soliciting investments in such common stock. Such common stock will not be and has not been registered under the United States Securities Act of 1933, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.